1 North Brentwood Boulevard 15th Floor St. Louis, Missouri 63105	Phone: 314.854.8000 Fax: 314.854.8003 www.Belden.com

January 24, 2014

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Tracey Smith

Re:	Belden Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 28, 2013

Response dated December 20, 2013

File No. 1-12561

Dear Ms. Smith:

In this letter, we have included Belden’s responses to the comment letter of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission dated January 6, 2014. Set forth below are the Staff’s comments, in bold, together with our responses. All references to page numbers in this letter correspond to pagination in the filings referenced above.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19 Results of Operations, page 21

1.	We note the draft disclosure you would have provided in your fiscal 2012 Form 10-K in response to comment 4 in our letter dated November 26, 2013. The additional disclosure provided appears to be more general in nature rather than specific to what occurred during fiscal years 2012 and 2011 that positively or negatively impacted your income taxes. As such, we continue to request that you revise your income tax benefit/(expense) discussion and analysis to provide investors with the specific facts and circumstances that impacted your income taxes for each period presented. In this regard, foreign tax rate differences positively impacted your income taxes for each period presented. It would appear that a discussion of the specific jurisdictions causing the benefit would be useful to investors. Further, the domestic permanent differences and tax credits line item also appears to be materially impacting your income taxes with variability between the periods presented that should be explained. Please provide us with a revised draft of the disclosure that you intend to include in your next Form 10-K. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b of the Financial Reporting Codification for guidance.

Response:

In future filings, our discussion and analysis of income tax expense within MD&A will include specific discussion about the material factors that impacted each period presented.

Such disclosure will appear substantially as follows in our 2013 Form 10-K, with any appropriate updates:

We recognized an income tax benefit of $38.2 million in 2012, compared to income tax expense of $16.8 million in 2011. Our income tax benefit in 2012 included two significant discrete items. First, we recorded a $21.0 million tax benefit related to the settlement of a tax sharing

Securities and Exchange Commission

January 24, 2014

agreement with Cooper Industries. Second, we recorded a $9.5 million tax benefit due to the net changes in deferred tax asset valuation allowances, primarily in foreign jurisdictions. Income tax expense for 2011 also included two significant discrete items, an $8.0 million tax benefit due to the net changes in deferred tax asset valuation allowances, primarily in foreign jurisdictions, and a $1.3 million tax benefit due to the reduction of our reserve for uncertain tax positions, primarily due to the settlement of a foreign tax audit.

Our income tax expense was impacted by several other factors. The statutory tax rates associated with our foreign earnings generally are lower than the statutory United States tax rate of 35%. This had the greatest impact on our income from continuing operations before taxes that is generated in Germany, Canada, and the Netherlands, which have statutory tax rates of approximately 28%, 26%, and 25%, respectively. Foreign tax rate differences reduced our income tax expense by approximately $14.0 million and $8.0 million for 2012 and 2011, respectively.

Our income tax expense also was impacted by domestic permanent differences and tax credits. In 2012 our income tax expense was negatively impacted by $4.9 million from domestic permanent differences and tax credits, compared to a benefit in 2011 of $8.1 million. The change from 2011 to 2012 was caused primarily by an expiration of certain tax laws in the United States that increased the portion of our foreign income that was taxable in the United States in 2012 compared to 2011. In general, our significant domestic permanent differences and tax credits stem from foreign income that is taxable in the United States, deductions available for domestic manufacturing activities, credits for taxes paid in foreign jurisdictions on income that is also taxable in the United States, and credits for research and development activities.

Our income tax expense and effective tax rate in future periods may be impacted by many factors, including our geographic mix of income and changes in tax laws. See further discussion in Part 1, Item 1A, Risk Factors, under “We may experience significant variability in our quarterly and annual effective tax rate which would affect our reported net income.”

Note 10: Intangible Assets, page 63

2.	We note your response to comment 10 in our letter dated November 26, 2013. While we understand that for segment reporting purposes, you may have allocated goodwill to corporate activities, the disclosure requirement in ASC 350-20-50-1 is for disclosure of goodwill allocated to reporting units for purposes of testing goodwill for impairment. As such, it is unclear how the disclosure you have provided within Note 5 provides the information required by ASC 350-20-50-1. Please confirm that in future filings you will clarify that the $119.8 million allocated to corporate activities is for segment reporting purposes. Please also confirm that in future filings you will provide the disclosures required by ASC 350-20-50-1 based on the allocation to reporting units that correspond to your reportable segments for purposes of testing goodwill for impairment.

Response:

In future filings, we will clarify that the $119.8 million allocated to corporate activities is for segment reporting purposes, and that such goodwill is allocated to our reporting units for purposes of testing goodwill for impairment. Such disclosure would have appeared as follows in Note 5 to our 2012 Form 10-K:

Securities and Exchange Commission

January 24, 2014

Substantially all of our assets are utilized by the segments, with the exception of tangible assets at our corporate headquarters and corporate goodwill. Such corporate goodwill is assigned to reporting units for purposes of testing goodwill for impairment.

In addition, in future filings, we will provide the disclosures required by ASC 350-20-50-1 based on the allocation to reporting units that correspond to our reportable segments for purposes of testing goodwill for impairment. Such disclosure would have appeared as follows in Note 10 to our Form 10-K:

The changes in the carrying amount of goodwill assigned to reporting units in our reportable segments are as follows:

	Americas	EMEA	Asia Pacific	Consolidated
	(In thousands)
Balance at December 31, 2011	$249,319	$69,470	$17,802	$336,591
Acquisitions and purchase accounting adjustments	439,696	—	—	439,696
Translation impact	1,563	858	—	2,421

Balance at December 31, 2012	$690,578	$70,328	$17,802	$778,708

*     *     *     *     *

If you have any questions relating to any of the foregoing, please feel free to contact me at 314-854-8046 or via email at henk.derksen@belden.com, or Doug Zink, Vice President and Chief Accounting Officer, at 314-854-8025 or via email at doug.zink@belden.com.

Sincerely,

/s/ Henk Derksen
Henk Derksen
Senior Vice President, Finance, and Chief Financial Officer